# You're invited to invest in Elixir Kombucha

Danielle has opened a Community Round for **Elixir Kombucha** on Wefunder and has invited you to invest.

*Here is a link to make a reservation for your investment. This isn't a transaction, it's just holding your place. Thanks Corey Elixir We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.*

Would you like to invest in Elixir Kombucha?



# Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

**VOUCH FOR JOHN**

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